June 14, 2007	ATTORNEYS AT LAW ONE DETROIT CENTER 500 WOODWARD AVENUE, SUITE 2700 DETROIT, MI 48226-3489 313.234.7100 TEL 313.234.2800 FAX www.foley.com CLIENT/MATTER NUMBER 071569-0104

VIA FACSIMILE (202) 772-9205 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-9303

Attention:	Ms. Michele M. Anderson Mr. John Zitko

	Re:	Oakmont Acquisition Corp. Amendment No. 3 to Proxy Statement on Schedule 14A File No. 0-51423

Dear Ms. Anderson and Mr. Zitko:

Attached for your review and comment per our telephone call of yesterday afternoon, please find proposed changed pages to be included in the above-referenced proxy statement.

Please note that to ease your review we have included, in their entirety, the “Background of the Merger,” “Oakmont’s Board of Directors’ Reasons for the Appeal of the Merger” and “Satisfaction of 80% Test” sections, and you will see revised disclosure intended to be responsive to comments #1, 3, 4, 5, 6 and 7 included in your letter of June 12, 2007.

Please call with any questions or comments that you may have, and we appreciate your expedited review of these sections of the proxy statement.

Very truly yours,

/s/ Thomas E. Hartman
Thomas E. Hartman

Attachments

cc:	Michael Azar

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

ITEM 1: THE MERGER PROPOSAL

The discussion in this document of the merger proposal and the principal terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement.

The Merger

Pursuant to the Merger Agreement, Brooke Credit will merge with and into Oakmont (the “combined company”). The combined company will operate under the name of “Brooke Credit Corporation.” At the closing, Brooke Corp. will receive merger consideration of approximately 15.1 million shares of the combined company’s common stock. In addition, approximately 1.2 million shares of the combined company’s common stock will be reserved for issuance in connection with the warrants to purchase Brooke Credit shares that are assumed by the combined company, and approximately 1.2 million shares of the combined company’s common stock will be issued or reserved for issuance in connection with stock or options expected to be granted pursuant to Brooke Credit’s 2007 Equity Incentive Plan. Brooke Credit’s sole stockholder is Brooke Corporation, and its warrantholders consist of Falcon Mezzanine Partners II, L.P., FMP II Co-Investment, LLC and JZ Equity Partners, PLC. Additionally, Morgan Joseph currently owns warrants to purchase shares of Brooke Credit common stock, as discussed in the section titled “Item 1: The Merger Proposal - Interest of Morgan Joseph in the Merger.” Prior to the closing of the merger, Brooke Credit anticipates granting up to an aggregate of 452,210 shares of Brooke Credit common stock, or options for such shares, to the following members of Brooke Credit’s management and board of directors pursuant to Brooke Credit’s 2007 Equity Incentive Plan: Branden Banks, Keith Bouchey, Barbara Davison, Anita Larson, Michael Lowry, Lindsay Olsen and Gage Zierlein. Any such stock, if outstanding immediately prior to the merger, will be converted into the combined company’s common stock pursuant to the merger exchange ratio. Any such options, if outstanding immediately prior to the merger, will be converted into options to purchase the combined company’s common stock, as adjusted to reflect the merger exchange ratio. An additional aggregate of 4.0 million shares of the combined company’s common stock will be issued to former Brooke Credit stockholders, or reserved for issuance pursuant to assumed warrants and converted options, as applicable, in the event the combined company achieves adjusted earnings of $15.0 million in 2007. An additional aggregate of 1.0 million shares of the combined company’s common stock will be issued to former Brooke Credit stockholders, or reserved for issuance pursuant to assumed warrants and converted options, as applicable, in the event the combined company achieves adjusted earnings of $19.0 million in 2008. Each share of the issued and outstanding common stock of Oakmont will be automatically converted into one share of the validly issued, fully paid and non-assessable authorized common stock of the combined company.

Background of the Merger

The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of Oakmont, Brooke Corp. and Brooke Credit (“Brooke” shall refer to Brooke Corp. and Brooke Credit, collectively). There is no affiliation or management overlap between Oakmont and Brooke. Each party acted and negotiated in its own interest throughout the process that culminated in the execution of the Merger Agreement. Although both Oakmont and Brooke have a relationship with Morgan Joseph (see “Item 1: The Merger Proposal - Interest of Morgan Joseph in the Merger”) and Morgan Joseph served as financial advisor to Brooke Credit in connection with the negotiation of the Merger Agreement, the management and board of directors of Oakmont on the one hand, and Brooke on the other hand, only considered the interests of their respective companies and stockholders in connection with the negotiation of the terms of the Merger Agreement. The following is a brief discussion of the background of these negotiations, the Merger Agreement and related transactions.

Oakmont was formed on April 15, 2005, to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. Oakmont’s activities to date have been comprised solely of organizational activities, preparing for and consummating the IPO, and efforts associated with identifying a target for a business combination.

On July 18, 2005 Oakmont consummated its IPO of 8,000,000 units, with each unit consisting of one share of common stock and two warrants. On July 26, 2005, Oakmont consummated the closing of an additional 575,166 units that were subject to the underwriters’ over-allotment option. Gross proceeds from the IPO were approximately $51,451,000. After deducting the underwriting discounts and commissions and the IPO expenses, the total net proceeds to Oakmont from the IPO were approximately $47,361,000, of which $46,349,426 was deposited into an interest-bearing trust account (or $5.40 per share sold in the IPO). The remainder of the net proceeds of the IPO, approximately $1,012,000, has been used by Oakmont for business, legal and accounting due diligence on prospective acquisitions, tax payments and continuing general and administrative expenses. As of December 31, 2006, Oakmont had spent approximately $1,320,500, including approximately $1,065,500 of expenses incurred in its pursuit of a business combination, and approximately $255,000 paid in connection with taxes due on interest earned on the monies deposited in the trust account. Since the consideration to be issued in the merger consists solely of common stock, the proceeds held in the trust account as well as any other net proceeds not expended prior to the consummation of the merger will be used to finance the operations of the combined company. In connection with the IPO, Oakmont issued an option to Morgan Joseph for $100, to purchase up to a total of 720,000 Units. The Units (the “Underwriter Units”) issuable upon exercise of this option were identical to those offered in the IPO, except that each of the Warrants underlying this option entitles the holder to purchase one share of our common stock at a price of $5.70. For further discussion of the Underwriter Units, see the section entitled, “Item 1: The Merger Proposal - Interest of Morgan Joseph in the Merger” in this proxy statement.

        Promptly following Oakmont’s IPO, management of Oakmont contacted the principal officers of several manufacturing, service and distribution companies, as well as investment bankers, private equity firms, consulting firms, business brokers, financial advisors, legal and accounting firms that specialize in servicing or representing manufacturing, distribution and service companies, other firms specializing in our target and other industries, as well as current and former senior executives of companies with whom members of Oakmont’s management have worked in the past. Through these efforts, we identified and reviewed information with respect to more than 20 acquisition and merger opportunities.

Through that process we found and ultimately entered into a definitive agreement with One Source Equipment Rental, LLC and its affiliated companies (“One Source”) for the acquisition of all of One Source’s assets (the “One Source Transaction”). One Source is a renter of equipment to the industrial and general construction markets in the Midwest. In connection with the definitive agreement, and as part of our shareholder approval process, on September 7, 2006 we filed a preliminary proxy statement with the Securities and Exchange Commission, outlining the terms of the One Source Transaction. On October 4, 2006, we received comments from the SEC regarding this proxy statement indicating, among other things, that the audit report regarding the audited financial statements of One Source included in the proxy statement was qualified, and as such would not be sufficient for compliance with applicable SEC rules. Recognizing this problem, and the deadline by which Oakmont is required to close a transaction, management undertook a dual phase approach of attempting to resolve the qualified audit report concern with the SEC, and simultaneously, beginning to search for new acquisition opportunities.

In connection with this renewed search, the management of Oakmont contacted the principal officers of general manufacturing, service and distribution companies, as well as investment banks, private equity firms, consulting firms, business brokers, financial advisors, legal and accounting firms that specialize in servicing or representing manufacturing, distribution and service companies, other firms specializing in our target and other industries, as well as current and former senior executives of companies with whom members of Oakmont’s management have worked in the past. Many of the persons and entities contacted had been originally contacted in connection with our original search for an acquisition candidate after our July 2005 initial public offering. Oakmont re-examined the acquisition and merger candidates it had examined prior to the One Source letter of intent, but determined these candidates remained unattractive for the reasons they were originally passed over or were otherwise not available due to consummating a transaction with another party or removing themselves from consideration of any transaction. From the time this renewed search began in October 2006 and through December 2006, Oakmont’s management did not find any potential acquisition or merger candidates that attracted enough interest for referral to Oakmont’s board of directors.

During this period, Oakmont management was aware that if the One Source transaction were ultimately terminated due to the qualified audit report issue and if a letter of intent were not executed for a new acquisition or merger on or before January 18, 2007, then Oakmont would be required to initiate liquidation under Delaware law. Nevertheless, Oakmont management reviewed every potential candidate on its merits, and does not believe it was influenced in its evaluation of potential acquisition or merger candidates by the January 18, 2007 deadline.

In February 2006, Brooke Credit engaged Morgan Joseph, through Morgan Joseph’s Chicago, Illinois office, to render financial advisory and investment banking services for Brooke Credit, including a best efforts private placement of debt securities resulting in a successful placement of notes that was consummated in November, 2006.

On November 15, 2006 Oakmont received comments from the SEC regarding the amendment to the preliminary proxy statement filed on October 27, 2006 that responded to the SEC comments received on October 4, 2006. These November 15, 2006 comments confirmed the SEC’s view that the One Source audited financial statements included in the preliminary proxy statement did not comply with applicable SEC rules because the related audit report was qualified. The applicable SEC comment went on to say that any further appeal of the determination would have to be made to the Office of the Chief Accountant of the Division of Corporation Finance of the SEC. In response to the SEC’s determination, we consulted with One Source and its outside auditor to determine whether there were alternative audit procedures that could be used that would provide an unqualified One Source audit report.

On or about December 13, 2006, after determining that alternative audit procedures were not viable, we decided to appeal the determination to the Office of the Chief Accountant, and the appeal was prepared and sent to the Office of the Chief Accountant of the Division of Corporation Finance on December 19, 2006. On December 22, 2006, the Office of the Chief Accountant contacted Oakmont’s outside legal counsel via telephone and reported the appeal would be denied. The denial was confirmed by SEC letter dated January 5, 2007.

On December 22, 2006, Oakmont management contacted the managing underwriter of its IPO, Morgan Joseph, through Morgan Joseph’s New York office. Morgan Joseph New York at this point was apprised of and continued to be updated on the status of the One Source Transaction. Morgan Joseph New York worked with Oakmont management to explore viable solutions to the audit report issue. Oakmont continued to work with its outside legal and accounting firms and Morgan Joseph through mid-January 2007 to determine if other alternatives were available that would comply with SEC requirements, including excluding from the One Source transaction the portion of One Source’s business that was the cause of the qualification in the audit report. Morgan Joseph New York was never engaged as a financial adviser by Oakmont, but it continued to hold the Underwriter Units.

Robert J. Skandalaris, Oakmont’s Chairman and Chief Executive Officer, as part of regular interaction with Morgan Joseph, contacted Morgan Joseph New York in early January 2007 to discuss the status of the One Source Transaction and available opportunities. At this point Mr. Skandalaris was informed that Brooke Credit might be interested in a transaction with Oakmont. Oakmont understands that Morgan Joseph considered Brooke Credit a possible transaction candidate for Oakmont based upon Morgan Joseph’s knowledge of Brooke Credit gained through Morgan Joseph’s role as placement agent in connection with Brooke Credit’s November 2006 private placement of $45 million aggregate principal amount of its senior notes and related warrants. In particular, Morgan Joseph was aware that Brooke Credit was interested in transactions that would increase the equity in its business and Morgan Joseph believed that an equity-based (i.e. all stock) transaction with Oakmont would accomplish this goal. For further discussion of Morgan Joseph’s interests on behalf of both Oakmont and Brooke Credit in the merger, including any potential conflicts therewith, see the section entitled, “Item 1: The Merger Proposal- Interest of Morgan Joseph in the Merger” in this proxy statement.

Although Oakmont announced in its IPO prospectus that we intended to focus our efforts on acquiring a manufacturing and distribution company in the industrial sector, we also said that our efforts in identifying prospective target businesses would not be limited to a particular industry. Indeed, Oakmont management and the Oakmont board never felt constrained in their search for acquisition or merger candidates. One Source, our former acquisition candidate, is in the business of selling and leasing high reach platforms, scissor lift equipment, backhoes and similar products and related equipment to the industrial and general construction markets, and our discussions with One Source began in October 2005, less than three months after our IPO. Therefore, when Brooke Credit was suggested as an attractive merger candidate it, like One Source, was considered equally with all other potential candidates, both within and without the manufacturing and distribution company focus.

In January 2007, Brooke Credit engaged Morgan Joseph Chicago as its exclusive financial advisor in connection with a potential transaction with Oakmont.

On or about January 9, 2007, Mr. Skandalaris was contacted by members of Morgan Joseph Chicago to further discuss the Brooke Credit opportunity. Having expressed an interest in a possible transaction, Oakmont signed a confidentiality agreement on January 10, 2007. Prior to being contacted by Morgan Joseph Chicago and Morgan Joseph New York, no officer or director of Oakmont was aware of Brooke Credit or that Brooke Credit was exploring strategic alternatives. Following the signing of the Confidentiality Agreement, Morgan Joseph Chicago provided Mr. Skandalaris with additional materials regarding Brooke Credit, including a confidential information memorandum containing historical operating and financial performance for Brooke Credit. Mr. Skandalaris also made general inquiries with respect to the business environment in which Brooke Credit operates, its competitive position within its market and its management and operational capabilities.

Based upon that information, on January 12, 2007, Mr. Skandalaris, Michael C. Azar, Oakmont’s President and a director, and Andrew Rooke, an Oakmont director, traveled to Brooke Credit’s offices to meet with management of Brooke Credit, its principal shareholder and Morgan Joseph Chicago, to discuss the business, a potential transaction, Oakmont and the business environment.

On January 15, 2007, Oakmont’s board of directors met to discuss the terms of a proposed letter of intent prepared by Oakmont management, the prospective business combination with Brooke Credit and the termination of the One Source Transaction. The Board unanimously authorized the termination of the One Source Transaction to be effective upon management’s conclusion that there were no viable alternatives that would provide an unqualified One Source audit report.

On January 15, 2007, Mr. Azar submitted the non-binding letter of intent to Brooke and Morgan Joseph Chicago. The initial draft of the letter of intent provided by Oakmont called for an all stock transaction with approximately 17.4 million shares of Oakmont common stock to be issued for all the outstanding equity securities of Brooke Credit. Oakmont generally based this number on the ratio of the latest available stockholders’ equity of each company, or approximately $63.1 million for Brooke Credit and approximately $38.8 million for Oakmont. Thus, the ratio of Brooke Credit’s stockholders’ equity to Oakmont’s stockholders’ equity was approximately 1.63 to 1. Applying this ratio to the approximately 10.6 million outstanding shares of Oakmont common stock would indicate the issuance of approximately 17.3 million Oakmont common shares to the equity holders of Brooke Credit. This number was adjusted slightly upwards to approximately 17.4 million Oakmont common shares and formed the basis for Oakmont’s initial offer.

Over the next several days, Oakmont and Brooke negotiated the terms of the letter of intent. Brooke wanted a higher price (i.e., more shares of Oakmont common stock), and Oakmont resisted. The parties agreed on the performance payment mechanism included in the Merger Agreement as a way to bridge Brooke’s desire for additional consideration with Oakmont’s desire to ensure such consideration was only paid for actual performance by the post-merger company. Initially, Brooke desired to substantially front-load the additional consideration to the 2007 annual performance period, while Oakmont desired to substantially back-load the additional consideration to the 2008 performance period. The parties settled on 4,000,000 additional Oakmont common shares payable if the financial benchmark for the 2007 performance period is met and 1,000,000 additional shares payable if the financial benchmark for the 2008 performance period is met, and that is the mechanism provided for in the Merger Agreement. The financial benchmarks were initially set by Oakmont based on the Brooke Credit projections for 2007 and 2008. Please see the section entitled “Item 1: The Merger Proposal—Brooke Credit Financial Projections” in this proxy statement. Oakmont also developed the definition of Adjusted Earnings used in the Merger Agreement, with only minor changes requested by Brooke that were quickly agreed to by Oakmont.

On January 17, 2007, the parties entered into the non-binding letter of intent providing for the acquisition of Brooke Credit for approximately 17.5 million shares of Oakmont common stock (valued at approximately $97.2 million based on the $5.57 closing price of Oakmont’s common stock on the OTCBB on January 17, 2007) plus up to an additional 5 million shares of Oakmont common stock (valued at approximately $27.9 million based on the same closing price) payable in the event the post-merger company achieves certain financial targets.

Oakmont also terminated the One Source Transaction on January 17, 2007. The One Source Transaction was terminated due to the SEC’s final determination that a qualified One Source audit report would not comply with applicable SEC rules and Oakmont’s determination, after exhaustive search, that there were no viable alternatives that would provide an unqualified One Source audit report.

Oakmont issued a press release dated January 17, 2007 in connection with the execution of the Brooke Credit letter of intent and the termination of the One Source Transaction, but inadvertently failed to file that press release as an exhibit to a Current Report on Form 8-K. As a result of this failure, Oakmont is subject to potential liability in connection with an enforcement action that could be brought by the Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934, as amended. Oakmont is not aware that the SEC has any intention of initiating such an action. Additionally, notwithstanding the issuance of the press release, it is possible that a third party could allege it was directly damaged by the failure to file the Form 8-K and initiate a claim against Oakmont in that regard.

Within days of executing the definitive letter of intent, Oakmont delivered to Brooke an extensive due diligence request list. Brooke Credit responded by providing Oakmont with access to its electronic data room and other material which contained a significant amount of due diligence information. Brooke Credit also delivered a due diligence request list to Oakmont, and our management provided information responsive to the request. Simultaneously, we worked with our counsel and Brooke Credit’s counsel to prepare a first draft of the Merger Agreement.

On January 25, 2007, we delivered the first draft of the Merger Agreement to Brooke, which resulted in additional discussions and negotiations of various aspects of the proposed acquisition. Succeeding drafts of the transaction documents were prepared in response to comments and suggestions of the parties and their counsel, with management and counsel for both Oakmont and Brooke engaging in numerous telephonic conferences and negotiating sessions. Between January 18, 2007 and February 2, 2007, legal and professional advisors of Oakmont and Brooke conducted extensive negotiations of certain of the business and legal terms and conditions contained in the Merger Agreement. In particular, the structure of the transaction was revised to provide for a three-party transaction involving the merger of Oakmont with and into a newly-formed, wholly-owned Kansas subsidiary to effect the reincorporation of Oakmont as a Kansas corporation, followed immediately by the merger of Brooke Credit with and into that Kansas corporation. Additionally, the representations and warranties of Oakmont and Brooke Credit were negotiated and expanded in both cases, and the indemnification provisions were narrowed for both parties and the disclosure schedules were prepared.

On February 5, 2007, Oakmont’s board of directors met by telephone conference call to discuss the terms of the prospective acquisition and related financing transaction. After discussion, the board unanimously approved the terms of the Brooke Credit transaction and the Agreement and Plan of Merger.

On February 8, 2007, Oakmont entered into an Agreement and Plan of Merger with Brooke Corp. and Brooke Credit. On February 8, 2007, Oakmont issued a press release describing the transaction. On February 9, 2007, Oakmont filed a Current Report on Form 8-K announcing the execution of the Agreement and Plan of Merger and disclosing the terms thereof.

On March 14, 2007, we filed a preliminary proxy statement with the SEC outlining the terms of the Brooke Credit transaction.

On April 12, 2007 we received comments from the SEC regarding this preliminary proxy statement, including comments regarding the structure and mechanics of the reincorporation merger. Upon evaluating these comments, Oakmont, and Brooke decided to simplify the structure of the transaction by moving from a three-party merger with the reincorporation to a more straight-forward two party merger with Oakmont surviving as a Delaware corporation and changing its name to “Brooke Credit Corporation” in connection with the closing.

On April 30, 2007, Oakmont’s board of directors approved the Amended and Restated Merger Agreement.

On April 30, 2007, Oakmont entered into an Amended and Restated Agreement and Plan of Merger with Brooke Corp. and Brooke Credit providing for the simplified merger structure, and filed a Form 8-K announcing the execution of the Amended and Restated Agreement and Plan of Merger and the terms thereof. All references in this proxy statement to the “Merger Agreement” are to the Amended and Restated Agreement and Plan of Merger.

Oakmont’s Board of Directors’ Reasons for the Approval of the Merger

The final agreed-upon consideration in the Merger Agreement was determined through negotiation between Oakmont and Brooke, and if all performance targets are met and assuming the Brooke Credit warrants are exercised will consist of a total of approximately 22.5 million shares of combined company common shares with a value of approximately $124.9 million (based on the last sale price of $5.56 of Oakmont common stock on the OTCBB on February 8, 2007, the date of the original Agreement and Plan of Merger).

Oakmont’s board evaluated this consideration and the Merger Agreement generally to determine whether the amount of the consideration was reasonable and whether the proposed merger was in the best interests of Oakmont’s stockholders. In connection with this evaluation, Oakmont’s board of directors reviewed a presentation prepared by Brooke Credit management and the confidential information memorandum prepared in connection with Brooke Credit’s November 2006 private placement of senior notes, as well as information obtained in briefings by Oakmont management regarding Brooke Credit’s management team, business model and other matters. The materials provided by Brooke Credit included historical financial information and financial projections for Brooke Credit, and the board carefully analyzed this information. The financial projections are included herein in the section entitled “Item 1: The Merger Proposal - Brooke Credit Financial Projections.” The board considered the historical and projected sales, earnings, cash flow and book value of Brooke Credit. In particular, the board focused on the historical and projected book value (as reflected by stockholders’ equity) and net income of Brooke Credit and compared these amounts to the value of the merger consideration. The November 30, 2006 stockholders’ equity for Brooke Credit was approximately $63.1 million and the projected December 31, 2007 stockholders’ equity was approximately $76.9 million. The projected net income for 2006 was approximately $10.2 million and for 2007 was approximately $14.6 million. The value of the initial merger consideration payable to Brooke Credit’s equity holders at closing was approximately $97.2 million (based on the $5.57 closing price of Oakmont’s common stock on the OTC Bulletin Board on January 17, 2007, the date of the letter of intent). The value of the additional merger consideration payable if the 2007 financial milestone is met was approximately $22.3 million (based on the same $5.57 closing price of Oakmont’s common stock), for a total merger consideration of approximately $119.5 million for 2007 if the 2007 financial milestone is met. The board noted the 2006 stockholders’ equity and net income amounts and the approximately $97.2 million value of the initial merger consideration implied ratios of the initial merger consideration to book value of approximately 1.5 to 1 and to net income of approximately 9.5 to 1. Similarly, the board noted the 2007 stockholders’ equity and net income amounts and the approximately $119.5 million total merger consideration implied ratios for 2007 of approximately 1.6 to 1 in the case of book value, and approximately 8.2 to 1 in the case of net income. Oakmont’s directors evaluated this information in light of their own respective experience in using similar financial information to value companies in connection with the purchase and sale of companies and businesses with which they were familiar. The board’s evaluation did not include a formal valuation analysis in which these ratios would have been compared to similar ratios calculated for comparable public companies and for transactions involving comparable companies, and the Oakmont board did not consider performing such a valuation analysis or engaging an advisor to perform such an analysis. Based on its own evaluation, the Oakmont board unanimously determined that the consideration to be paid to Brooke Credit’s equity holders was fair and reasonable and that the proposed merger was in the best interests of Oakmont’s stockholders.

Oakmont’s directors have extensive experience in the purchase and sale of companies and businesses. Messrs. Skandalaris, Azar and Langevin are all principals of Quantum Value Management, LLC, a private equity firm. Mr. Hubacher is Executive Director of Conway, MacKenzie & Dunleavy, a nationally recognized turnaround and crises management consulting firm. Prior to that Mr. Hubacher was a Senior Executive Consultant for Apollo Management L.P., a $10 billion private equity firm. Mr. Behrman is the Chief Executive Officer of Giordano Securities Group. Mr. Spence is President of the Home Health Care division of Respironics, Inc., and previously served as President and Chief Executive officer of GKN Sinter Metals, Inc.

The Oakmont board of directors was aware of the impact the entry of the January 17, 2007 letter of intent had on Oakmont’s liquidation requirements under its certificate of incorporation, and that if the letter of intent had not been entered into by January 18, 2007 Oakmont would have been required to initiate liquidation under Delaware law. The board considered that Brooke was also aware of the January 17, 2007 deadline and that Brooke may have felt the deadline gave it additional leverage in the negotiation of the letter of intent. However, the board was aware and also considered that in the opinion of Oakmont management Brooke had never delayed its responses or otherwise taken any action during the negotiation of the letter of intent to indicate it was attempting to use the deadline to alter any terms of the proposed transaction to its advantage. Finally, the board was aware of the interests of Morgan Joseph in the proposed merger and its various engagements by and relationships with both Oakmont and Brooke Credit. See “Item 1: The Merger Proposal - Interest of Morgan Joseph in the Merger.” Nevertheless, the Oakmont board reviewed the proposed Brooke Credit transaction strictly on its merits in reaching its unanimous conclusion that the consideration was reasonable and that the proposed merger was in the best interests of Oakmont’s stockholders.

The Oakmont board of directors considered a wide variety of factors in connection with its evaluation of the merger. In light of the complexity of those factors, the Oakmont board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the Oakmont board may have given different weight to different factors.

In considering the acquisition, the Oakmont board of directors gave considerable weight to the following positive factors:

•

Brooke Credit serves a borrowing base that Oakmont management believes has been historically underserved. Oakmont believes Brooke Credit faces limited competition within its target markets. See the section entitled “Information About Brooke Credit – Competition” and “- Competitive Strengths – Target Markets” for additional information regarding Brooke Credit’s limited competition and target markets. Oakmont believes this limited competition provides Brooke Credit with ample room for organic growth.

•

Oakmont management believes Brooke Credit’s business model has application to other service businesses. Brooke Credit’s business model targets lending to insurance-related service providers, borrowers that have historically been underserved by traditional asset-based lenders. Oakmont management believes that this model can also be applied to other service provider borrowers with strong recurring cash flows that have also been historically underserved by asset-based lenders. Oakmont believes expanding Brooke Credit’s target market beyond insurance-related service providers would provide additional markets for growth and help to diversify Brooke Credit’s business.

•

The strength of Brooke Credit’s funding network. Brooke Credit’s diverse funding platform includes the sale of loan participations and asset-backed securities to a network of over 150 banks. Brooke Credit also has lines of credit with DZ Bank AG, Fifth Third Bank, and other financial institutions with cumulative availability of approximately $100 million. This diverse funding platform provides access to capital that will allow Brooke Credit to grow its business and take advantage of business opportunities as they become available.

•

The ability of Brooke Credit to mitigate its credit losses. Oakmont management believes one of the critical benchmarks of Brooke Credit’s business model is the superior performance of its underlying loan portfolio, evidenced by only $525,000 of credit losses in the fiscal year ended December 31, 2006 on total loans of $483.3 million as of December 31, 2006.

•

Oakmont management believes the combined company’s size and available cash after the merger provides the opportunity to significantly increase the size of post-merger company’s operations through organic growth, branch expansion, entry into additional markets and further add-on acquisitions.

In considering the acquisition, the Oakmont board of directors also considered the following negative factors:

•

The intangible nature of the collateral typically securing the loans made by Brooke Credit may not retain sufficient value to fully collateralize the loan in the event of default by the borrower, resulting in higher credit losses for Brooke Credit than might be experienced if its loans were secured by tangible assets.

•

A substantial portion of Brooke Credit’s current loans are sourced through affiliates of Brooke Corp. and Brooke Credit relies on these affiliates to source future loans, concentrating risk for Brooke Credit on the continued performance by Brooke Corp. and its affiliates.

•

Brooke Credit’s current business is highly concentrated in the insurance services market, so any adverse events or economic trends disproportionately affecting that market would adversely and disproportionately impact Brooke Credit.

The Oakmont board of directors also considered the potential risks related to the acquisition, including the following:

•	Oakmont stockholders could vote against the merger and exercise their conversion rights.

•	The other risks discussed in the section entitled “Risk Factors” beginning on page 13.

Given the above considerations, Oakmont’s board of directors believes that a business combination with Brooke Credit will provide Oakmont stockholders an opportunity to participate in the growth of a finance company. The foregoing discussion of the factors considered by the Oakmont board of directors is not exhaustive, but the board of directors believes it includes the material factors considered in the board’s evaluation of the acquisition. Each director reached the conclusion to approve the proposed merger in light of the factors described above and based on such other factors as each director deemed appropriate. The board of directors did not assign any specific weight to these factors in making its determination and individual directors may have considered other factors in making their assessment.

Satisfaction of 80% Test

It is a requirement that the first business acquired by Oakmont after its initial public offering have a fair market value equal to at least 80% of Oakmont’s net assets at the time of acquisition, including the amount in the trust account. As of December 31, 2006, the net asset value of Oakmont was approximately $48.1 million, and 80% of that amount was approximately $38.5 million.

In evaluating whether this test was met, the Oakmont board of directors first determined that the consideration being paid upon the closing of the merger, comprised of approximately $90.1 million of combined company common stock to be issued to the equity holders of Brooke Credit in connection with the closing of the mergers (based on the last sale price of Oakmont common stock of $5.56 on the OTCBB on February 8, 2007, the date of the original Agreement and Plan of Merger), was negotiated at arms-length and appropriately reflected the fair market value of Brooke Credit. The board noted that the shares to be issued to the equity holders of Brooke Credit upon closing of the merger will represent approximately 57.8% of the shares of the post-merger company expected to be outstanding immediately after the closing, implying a fair market value for Brooke Credit of approximately $155.9 million. This in turn indicates that immediately after the closing of the merger the pre-merger Oakmont stockholders will own approximately 37.7% of the then outstanding combined company common stock, with an implied fair market value of approximately $58.7 million. Additionally, in concluding that the value of the consideration appropriately reflected the fair market value of Brooke Credit, the board noted that Oakmont made the initial offer with respect to the merger consideration and based this proposal upon the combined stockholders’ equity of the two companies, as discussed in the section entitled “Item 1: The Merger Proposal—Background of the Merger.”

The board also considered other factors in determining that the test was met. The board noted the historical and projected sales, earnings, cash flow and book value of Brooke Credit set forth in the materials the board reviewed in connection with its approval of the transaction, including the Brooke Credit projections included in the section “Item 1: The Merger Proposal - Brooke Credit Financial Projections.” The board evaluated the fair market value of Brooke Credit based on this information. As discussed in the section entitled “Item 1: The Merger Proposal—Oakmont’s Board of Directors’ Reasons for the Approval of the Merger,” the board focused on the historical and projected book value and net income of Brooke Credit for 2006 and 2007 and noted the ratios of the applicable values of the merger consideration to Brooke Credit’s stockholders equity and net income for those periods. The board evaluated this information in light of the directors’ respective experience in using similar financial information to value companies in connection with the purchase and sale of companies and businesses with which they were familiar. The experience of Oakmont’s directors in the purchase and sale of companies and businesses is discussed in the second paragraph of the previous section, entitled “Oakmont’s Board of Directors’ Reasons for the Approval of the Merger.” The board’s evaluation did not include a formal valuation analysis in which these ratios would have been compared to similar ratios for comparable public companies and to similar ratios for transactions involving comparable companies, and the Oakmont board did not consider performing such a valuation analysis or engaging an advisor to perform such an analysis.

Based on all these factors, the board of directors unanimously determined that the 80% requirement was met.

Brooke Credit Financial Projections

        Brooke Credit does not as a matter of course make public long-term projections as to future sales, earnings, or other results. However, Brooke Credit’s management prepared the projected financial information set forth below for inclusion in a confidential information memorandum that was subsequently provided to Oakmont in connection with their discussions of a possible transaction. The projected financial information set forth below was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the Securities and Exchange Commission, generally accepted accounting principles or the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of projected financial information, but, in the view of Brooke Credit’s management and subject to the key assumptions described below, was prepared on a reasonable basis and presents, to the best of Brooke Credit management’s knowledge and belief as of the date of its preparation, the expected course of action and the expected future financial performance of Brooke Credit. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement are cautioned not to place undue reliance on the projected financial information. The financial projections are included below solely for the purpose of giving Oakmont stockholders access to the same non-public information that was provided to the Oakmont board of directors. These projections were prepared by Brooke Credit in July 2006 in connection with the private placement of debt unrelated to the Oakmont merger discussions, have not been updated since that time, and do not reflect any changes in Brooke Credit or its business that have occurred since that time or that may occur in connection with the consummation of the merger with Oakmont.

The projected financial information included in this proxy statement has been prepared by, and is the responsibility of, Brooke Credit’s management. Summers, Spencer & Callison, CPAs, Chartered, has neither examined nor compiled the accompanying projected financial information and, accordingly, Summers, Spencer & Callison, CPAs, Chartered does not express an opinion or any other form of assurance with respect thereto. The Summers, Spencer & Callison, CPAs, Chartered report included into this proxy statement relates to Brooke Credit’s historic financial information. It does not extend to the projected financial information and should not be read to do so.

The assumptions and estimates underlying the projected financial information are inherently uncertain and, though considered reasonable by Brooke Credit’s management as of the date of its preparation, are subject to significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in Brooke Credit’s business, financial condition or results of operations. Accordingly, the projected results may not be indicative of Brooke Credit’s future performance and actual results may differ materially from those presented in the projected financial information. Inclusion of the projected financial information in this proxy statement should not be regarded as a representation by any person that the results contained in the projected financial information will be achieved.

Brooke Credit does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, Brooke Credit does not intend to update or otherwise revise the projected financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Brooke Credit does not intend to update or revise the projected financial information to reflect changes in general economic or industry conditions.